JEFFREY R. VETTER	March 22, 2018	EMAIL JVETTER@FENWICK.COM DIRECT DIAL (650) 335-7631

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Matthew Derby, Staff Attorney
Kathleen Collins, Accounting Branch Chief
Rebekah Lindsey, Staff Accountant

Re: Zuora, Inc. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 5, 2018 CIK No. 0001423774

Ladies and Gentlemen:

We are submitting this letter on behalf of Zuora, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated March 16, 2018 regarding confidential draft no. 3 of the Company’s Draft Registration Statement on Form S-1 (CIK No. 0001423774) confidentially submitted to the Commission on March 5, 2018 (“Draft No. 3”). The Company advises the Staff that it publicly filed its Registration Statement on Form S-1 (the “Registration Statement”) on March 16, 2018. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bolded italics. For the convenience of the Staff, we are also sending, by overnight courier, copies of this letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Operational and Financial Metrics

Recurring Profit Margin, page 70

1.

Please explain further why sales and marketing expense is excluded from your calculation of non-GAAP recurring profit margin as this expense, or at least a portion thereof, appears to be normal, recurring cash operating expenses necessary to operate your subscription business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations regarding Non-GAAP Financial Measures. Also, clarify further for us

U.S. Securities and Exchange Commission

March 22, 2018

what this measure represents and revise to further explain why management believes this is useful information to investors regarding your financial condition and results of operations. To the extent material, disclose the additional purposes, if any, for which management uses this measure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

In response to the Staff’s comment, the Company intends to revise the Registration Statement to remove all references to non-GAAP recurring profit margin. These changes will be reflected in a pre-effective amendment to the Registration Statement.

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U.S. Securities and Exchange Commission

March 22, 2018

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631, or, in his absence, Ran D. Ben-Tzur, Esq. at (650) 335-7613.

Sincerely yours,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:	Tien Tzuo, Chairman and Chief Executive Officer
Tyler Sloat, Chief Financial Officer
Jennifer Pileggi, General Counsel
Zuora, Inc.

Gordon K. Davidson
Ran D. Ben-Tzur
Fenwick & West LLP

Robert G. Day
Andrew D. Hoffman
Wilson Sonsini Goodrich & Rosati, P.C.